Filed Pursuant to Rule 424(B)(3)
File No. 333-84098

SUMMARY OF SUPPLEMENT NO. 2 TO PROSPECTUS
(SEE THE SUPPLEMENT FOR ADDITIONAL INFORMATION)

Supplement No. 2 dated September 18, 2002 (incorporating and replacing Supplement No. 1):

(1)	Reports on our acquisition of 23 additional Residence Inn® by Marriott® extended-stay hotels, 22 of which serve as security for a loan in the original principal amount of $140 million.

(2)	Reports on an evaluation of a possible business combination with Apple Suites, Inc.

(3)
Provides other information about us, including a Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period ending June 30, 2002, selected financial data as of June 30, 2002 or, as applicable, for the period from January 1, 2002–June 30, 2002 and unaudited financial statements as of June 30, 2002.

As of May 2001, we closed on the sale of 3,157,894.70 units and raised gross proceeds of $30,000,000 at a price of $9.50 per unit. A unit consists of one common share and one class A preferred share. As of August 26, 2002, we had sold 22,830,564 units (5,830,526 of which have been sold in our current offering) at a price of $10 per unit, including units sold through the reinvestment of distributions. The net proceeds of our offerings, after deducting selling commissions and other offering costs, were $232,475,069 ($52,474,734 of which has been raised in our current offering). We are continuing the offering at $10 per unit in accordance with the prospectus.

We have used the proceeds of our ongoing offering to pay 2% of the gross purchase price for the 23 hotels, in the amount of approximately $3.2 million, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.